July 9, 2018

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to your comment dated July 9, 2018 with respect to the correspondence filed on July 6, 2018, relating to Post-Effective Amendment No. 4 to the Registrant’s registration statement for the purpose of registering two new series American Century Quality Diversified International ETF and American Century STOXX U.S. Quality Growth ETF (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).

Unless otherwise defined in this response letter, capitalized terms used herein have the meanings set forth in the registration statement.

Comment: Please clarify how the Funds are weighted.

Response: The Funds are fundamentally weighted, meaning that securities are selected for the Index based on quantitative factors rather than market capitalization. For the American Century Quality Diversified International ETF, the index provider weights the Index using a combined growth and value score for each security. The disclosure describing how the index provider screens, calculates security scores, and ultimately weights securities for the Index will read as follows (emphasis added):

“The Index is designed to select securities with attractive growth, valuation, and quality fundamentals. The universe of the Index is comprised of large- and mid-capitalization equity securities of global issuers in developed and emerging markets, excluding the United States. To construct the Index, the index provider first screens the underlying universe, selecting securities with higher profitability, return on assets, return on equity, and gross margins. The index provider next determines a growth score and a value score for each selected security. The growth scores are based on sales, earnings, operating income, profitability and cash flows. The value scores are based on value, earnings yield, dividend yield, and cash flow metrics. The index provider then weights each security based on a combined growth and value score.”

For American Century STOXX U.S. Quality Growth ETF, the index provider weights the Index using a growth score for each security. The disclosure describing how the index provider screens, calculates security scores, and ultimately weights securities for the Index will read as follows (emphasis added):

“The Index universe is defined by the STOXX USA 900 Index, which consists of the 900 largest publicly traded U.S. equity securities. The Index is designed to measure the performance of securities in the universe and identify those that exhibit higher growth and quality characteristics relative to their peers. To construct the Index, the index provider first screens the underlying universe and selects securities with higher profitability, return on assets, return on equity, and gross margins. The index provider next calculates a growth score for each security, which is based on sales, earnings, operating income, profitability and cash flows. The index provider then weights securities based on the calculated growth score.”

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley L. Bergus
Ashley L. Bergus
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com